

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 14, 2014

Via E-mail
Mr. Craig W. Safian
Chief Financial Officer
Gartner, Inc.
P.O. Box 10212
56 Top Gallant Road
Stamford, CT 06902

      Re: Gartner, Inc.
             Form 10-K for year ended December 31, 2013
             Filed on February 26, 2014
             File No. 001-14443

Dear Mr. Safian:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Kevin Woody

                        Kevin Woody
                        Branch Chief